Exhibit 99.2

COOPERATION TECHNOLOGY CORPORATION
AND SUBSIDIARIES

Unaudited Condensed Consolidated Financial Statements for
the Six Months Ended June 30, 2013 and 2012

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

Page
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS
ENDED JUNE 30, 2013 AND 2012:

Balance Sheets	3

Statements of Operations	4

Statements of Cash Flows	5

Statement of Shareholders’ Equity	6

Notes to Consolidated Financial Statements	7–10

2

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	June 30,	December 31,
	2013	2012
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$6,863	$5,848
Accounts receivable — net	1,421	266
Inventory — net	5,484	2,113
Prepaid expenses and other current assets	1,210	682
Total current assets	14,978	8,909
Property and equipment— net	4,102	1,897
Deferred financing costs— net	146	160
Restricted cash	633	633
Other assets	220	94
Total assets	$20,079	$11,693
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Term loan	$2,000	$-
Current portion of capital lease obligations	121	98
Accounts payable	1,297	1,044
Accrued expenses	3,396	512
Customer deposits and deferred revenue	3,192	3,168
Total current liabilities	10,006	4,822

Long-term portion of capital lease obligations	189	194
Total liabilities	10,195	5,016

Commitments and contingencies

Shareholders' equity:
Convertible preferred stock, Series B	-	-
Convertible preferred stock, Series A	-	-
Common stock	1	1
Additional paid-in capital	12,002	11,741
Accumulated deficit	(2,119)	(5,065)
Total shareholders' equity	9,884	6,677
Total liabilities and shareholders' equity	$20,079	$11,693

See notes to condensed consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30
(Dollars in thousands) (unaudited)

	2013	2012
Revenue	$28,299	$6,156
Cost of revenue	14,375	3,430
Gross profit	13,924	2,726

Selling, general, and administrative expenses	8,702	3,009
Research and development	2,187	918
Restructuring charge	-	943
Income (loss) from operations	3,035	(2,144)

Interest income (expense), net	(89)	16

Net income (loss)	$2,946	$(2,128)

See notes to condensed consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30
(Dollars in thousands) (unaudited)

	2013	2012
Cash flows from operating activities:
Net income (loss)	$2,946	$(2,128)
Adjustments to reconcile net income (loss) to net cash provided by (used in)
operating activities:
Depreciation and amortization	501	53
Provision for doubtful accounts	66	4
Share-based compensation expense	254	46
Other non-cash items	34	-
Changes in operating assets and liabilities:
Accounts receivable	(1,220)	(323)
Inventory	(3,371)	(638)
Prepaid expenses and other current assets	(528)	(1,253)
Other assets	(126)	11
Accounts payable and accrued expenses	3,137	742
Customer deposits and deferred revenue	23	(12)

Net cash provided by (used in) operating activities	1,716	(3,498)

Cash flows from investing activities:
Purchases of property and equipment	(2,639)	(470)

Net cash used in investing activities	(2,639)	(470)

Cash flows from financing activities:
Proceeds from term loan borrowings	2,000	-
Debt issuance costs	(20)	-
Repayments of capital lease obligations	(49)	-
Proceeds from exercise of stock options	7	-

Net cash provided by financing activities	1,938	-

Net increase (decrease) in cash and cash equivalents	1,015	(3,968)

Cash and cash equivalents — beginning of period	5,848	10,230

Cash and cash equivalents — end of period	$6,863	$6,262

Supplemental disclosure of cash flow information:
Cash paid for interest	$41	$6

Supplemental schedule of noncash investing and financing activity:
Equipment acquired under capital lease obligations	$67	$-

See notes to condensed consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2013 and 2012
(Dollars in thousands)

(unaudited)

	Series B Convertible		Series A Convertible
	Preferred Stock		Preferred Stock		Common Stock		Additional	Retained Earnings
							Paid-in	(Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance as of January 1, 2013	3,303,247	-	1,315,889	-	10,170,204	$1	$11,741	$(5,065)	$6,677

Share-based compensation							254		254
Exercise of stock options					8,716		7		7
Net income								2,946	2,946

Balance as of June 30, 2013	3,303,247	-	1,315,889	-	10,178,920	$1	$12,002	$(2,119)	$9,884

See notes to condensed consolidated financial statements.

COOPERATION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012
(In thousands, except share and per share amounts)	(unaudited)

1.	BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Cooperation Technology Corporation and Subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial information. These statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the Company’s financial position, results of operations, cash flows and shareholders’ equity for the periods presented. Except as otherwise disclosed herein, these adjustments consist of normal, recurring adjustments. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2012.

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates.

The accompanying consolidated balance sheet as of December 31, 2012, was derived from the audited consolidated financial statements but does not include all disclosures required by U.S. GAAP for a full set of financial statements.

2.	BUSINESS COMBINATION

On August 15, 2013, (the “merger date”) Stratasys Ltd. (“Stratasys”) and the Company, completed their merger under the terms of the definitive merger agreement (the “merger agreement”) which had been signed on June 19, 2013. The Company merged with a subsidiary of Stratasys in a stock-for-stock transaction. Each share of the Company’s preferred stock and common stock outstanding immediately prior to closing was converted into the right to receive an amount equal to the per share aggregate merger consideration. All Company stock options were deemed to be fully vested and certain of those stock options, along with the warrant, were cancelled in exchange for the right to receive payment of the merger consideration in approximately such number of shares as would have been issued to such holder had the option or warrant been exercised on a net exercise basis. Other Company stock options holders received fully vested Stratasys stock options of equivalent value.

Under terms of the merger agreement, in exchange for 100% of MakerBot’s outstanding capital stock, at the merger date Stratasys issued 3.92 million shares, made tax withholding payments on behalf of certain shareholders in lieu of issuing 115 thousand shares, held back from issuing 655 thousand shares to secure the indemnification rights of Stratasys, and issued Stratasys options in exchange for certain MakerBot options with a fully diluted equivalent of 73 thousand shares. This and the value of the earn-out discussed below resulted in an aggregate purchase price of $491,900, based on the average price on the merger date of Stratasys ordinary shares (“average merger date stock price”) of $97.46.

Company shareholders may also qualify for two earn-out payments that provide for aggregate payments of up to 1.2 million shares (having a value of based on the average merger date stock price of $116,000) based on the level of achievement of revenue and gross margin percentage targets for the six months ending December 31, 2013, and the year ending December 31, 2014. Additionally, certain Company employees will participate in a performance bonus plan adopted in connection with the merger. Participating employees, contingent on certain continuing employment conditions, are entitled to bonus payments of compensation that in the aggregate will equal, dollar for dollar, the actual amounts determined in the earn-out calculation up to 1.2 million shares (having a value based on the average merger date stock price of $116,000). The earn-out payments and bonus payments, if earned, will be made in Stratasys’ shares or cash, or a combination thereof, at Stratasys’ discretion.

As of June 30, 2013, the Company incurred $1,600 of merger costs, including legal fees, which are recorded as part of the accrued expenses in the Company’s condensed consolidated balance sheet as of June 30, 2013, and reflected as selling, general and administrative expense in the results of operations for the six months ended June 30, 2013.

3.	INVENTORY

Inventory, net of reserves, at June 30, 2013 and December 31, 2012, consists of the following:

	2013	2012
Raw materials	$4,854	$1,590
Finished goods	630	523
	$5,484	$2,113

4.	TERM LOAN

In November 2012, the Company entered into a Loan and Security Agreement (“Term Loan”), as amended by Amendment No. 1 thereto, with Silicon Valley Bank (“SVB”), whereby SVB agreed to lend the Company up to $4,000 through Growth Capital A and Growth Capital B advances that must be repaid in scheduled installments until maturity in September 2016. The Company will also be eligible to borrow an additional $1,000 through a Growth Capital C advance if it attains certain performance milestones based on revenues and gross profits for the twelve month period ending September 30, 2013. The Growth Capital C advance, if applicable, will be repayable in thirty-five scheduled installments commencing on the six-month anniversary of the funding date of the advance.

In February 2013, the Company borrowed $2,000 in accordance with the terms of the Term Loan with respect to the Growth Capital A advance. As of June 30, 2013, the principal balance outstanding under the Term Loan was $2,000.

The principal amount for each Growth Capital Advance accrues interest, which is payable monthly, at a floating rate per annum equal to Prime Rate, as defined, plus 2.25%.

The Term Loan requires that SVB will maintain a first priority perfected security interest in all of the Company’s tangible and intangible assets, excluding intellectual property, until the payment and performance in full of all obligations under the Term Loan are satisfied.

Subsequent to the merger, the Company repaid the term loan.

5.	INCOME TAXES

The Company did not incur a provision for income taxes for the six months ended June 30, 2013, due to its expected utilization of net operating losses incurred from inception through December 31, 2012, that are eligible to be carried forward to current and future tax periods. The Company has provided a full valuation allowance for the net operating loss carry forward balance. The Company did not incur a provision for income taxes for the six months ended June 30, 2012, due to its loss for the period.

6.	SHARE-BASED COMPENSATION PLAN

Under the terms of the Company’s 2011 Equity Incentive Plan (“2011 EIP”), up to 1,638,759 shares of Common Stock are reserved for stock award grants, including incentive and nonstatutory stock options (“Options”), stock appreciation rights (“SAR”), restricted stock awards and restricted stock unit awards. The 2011 EIP requires that the per share exercise price of each Option or SAR shall not be less than 100% of the fair market value of the Common Stock subject to the Option or SAR on the grant date. Option and SAR grants shall not be exercisable after the expiration of ten years from the date of its grant or such shorter period as specified in a stock award agreement.

The Company issued 155,330 shares of restricted common shares in 2010, of which 126,206 and 87,373 shares were vested as of June 30, 2013 and 2012 respectively. There were no other restricted share issuances as of June 30, 2013. In connection with the 2010 restricted share issuances, the Company recognized share-based compensation expense of $15 and $13 for the six months ended June 30, 2013 and 2012, respectively. As of June 30, 2013, the remaining share-based compensation expense for outstanding unvested restricted shares was $21.

In connection with stock options issued under the 2011 EIP, the Company recorded share-based compensation expense of $239 and $33 for the six months ended June 30, 2013 and 2012, respectively. As of June 30, 2013, the total unrecognized compensation cost related to issued and outstanding Options under the plan was approximately $1,933.

The following summary sets forth the stock option activity under the plan:

	Shares from	Weighted Average
	Option Grants	Exercise Price
Balance at January 1, 2013	1,053,300	$0.81 - $2.16

Grants and commitments	343,000	$2.16
Exercises	(8,716)	$0.81
Forfeitures	(121,731)	$0.81 - $2.16
Balance at June 30, 2013	1,265,853	$0.81 - $2.16

For the six months ended June 30, 2013 and 2012, the weighted-average fair value per option grant was $1.72 and $1.19, respectively.

7.	RESTRUCTURING CHARGE

During the six months ended June, 30, 2012 the Company restructured its Research and Development operations, which resulted in the write-off of certain long-lived assets by Company management, the termination of 11 employees, and certain related legal fees associated with the restructuring. Accordingly, the Company recorded a restructuring charge of $943, including write-off of equipment and tooling costs aggregating $806 that the Company scrapped, severance costs of $57, and legal fees of $80. As of June 30, 2012, the Company had no remaining obligations associated with the restructuring.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 3, 2013, pursuant to ASC 855-10 “Subsequent Events.” See also note 2.

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